EXHIBIT 99.20

CONSENT OF EXPERT

March 28, 2013

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Tony Jackson, do hereby consent to the filing of the written disclosure regarding the technical report entitled the “Certej Updated Definitive Feasibility Study” dated February 26, 2009 and of extracts from or a summary of the technical report and other information pertaining to the project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2012 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Tony Jackson
Tony Jackson, FIMMM TJ Metallurgical Services Ltd.